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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*


                            LIFELINE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.02 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  532192 10 1
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

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----------------------                            ----------------------------
  CUSIP NO. 532192101                13G               Page 2 of 6 Pages
----------------------                            ----------------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).


      L. Dennis Shapiro
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          580,099 (beneficial interest disclaimed in 4,124)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             130,734 (beneficial interest disclaimed in 130,734)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          580,099 (beneficial interest disclaimed in 4,124)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          130,734 (beneficial interest disclaimed in 130,734)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      575,975
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      9.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      IN
------------------------------------------------------------------------------


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Item 1

     (a) Name of Issuer

         Lifeline Systems, Inc.


     (b) Address of Issuer's Principal Executive Offices

         111 Lawrence Street
         Framingham, MA 01702-8156

Item 2

     (a) Name of Person Filing

         L. Dennis Shapiro


     (b) Address of Principal Business Office or, if none, Residence

         24 Essex Road
         Chestnut Hill, MA 02467


     (c) Citizenship

         United States


     (d) Title of Class of Securities

         Common Stock, Par Value $.02


     (e) CUSIP Number

         532192 10 1

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [_]  An investment adviser in accordance with
              (S)240.13d-1(b)(1)(ii)(E);

     (f) [_]  An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

     (g) [_]  A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

     (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned: as of December 31, 1999//; 710,833 shares, except as this amount may be limited by the explanations contained in paragraphs 2 through 6 below:

          1. 575,975 shares are owned directly by Mr. Shapiro (includes 2,000 shares which Mr. Shapiro had the right to acquire within sixty days of December 31, 1999).

          2. 4,124 shares are in the name of Mr. Shapiro as custodian for his children. Mr. Shapiro has sole voting and dispositive power over such shares, but he disclaims any beneficial interest.

          3. 17,062 shares are in the name of Mr. Shapiro's children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

          4. 12,360 shares are in the name of Mr. Shapiro's wife, as custodian for their children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

          5. 66,000 shares are in the name of Mr. Shapiro's wife as a co-trustee of three trusts. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

          6. 35,312 shares are in the name of Mr. Shapiro's wife. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.


     (b)  Percent of class: 9.7%


     (c)  Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote: 580,099 (which includes 2,000 shares which Mr. Shapiro has the right to acquire within sixty days after December 31, 1999);

          (ii)  Shared power to vote or to direct the vote: 130,734 shares;

          (iii) Sole power to dispose or to direct the disposition of: 580,099 shares (which includes 2,000 shares which Mr. Shapiro has the right to acquire within sixty days after December 31, 1999); and

          (iv) Shared power to dispose or to direct the disposition of: 130,734 shares.

     Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

         This Item is inapplicable.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [_]

Instruction: Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Mr. Shapiro holds 4,124 shares as custodian for his children. Mr. Shapiro's wife holds 12,360 shares for their children. These children have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

         Mr. Shapiro's wife holds 66,000 shares as a co-trustee of three trusts. The trusts, in which Mr. Shapiro holds no interest, have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

         Mr. Shapiro's children own 17,062 shares and have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

         Mr. Shapiro's wife owns 35,312 shares and has the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item, and if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of the employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         This Item is inapplicable.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.  Identification and Classification of Members of the Group.

         This Item is inapplicable.


     If a group has filed this schedule pursuant to (S)240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to (S)240.13d-1(c) or (S)240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.  Notice of Dissolution of a Group

         This Item is inapplicable.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

     (a) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(b):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     (b) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      January 15, 2000
                                              ----------------------------------
                                                            Date

                                                  /s/ L. Dennis Shapiro
                                              ----------------------------------
                                                          Signature

                                                    Chairman of the Board
                                              ----------------------------------
                                                          Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)